

March 31, 2009

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re: Enbridge Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-10934**

Dear Mr. Maki:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please provide us with an organizational chart that illustrates the relationships between Enbridge Energy Partners, L.P. ("EEP" or the "Partnership") and any other Enbridge Inc. ("ENB") affiliate that performs services for or on behalf of the Partnership or whose executives are compensated at least in part on the performance of the Partnership. We note in particular the ENB affiliates that are parties to the various service agreements filed as exhibits to the Form 10-K.

The chart should be detailed and identify how each ENB affiliate is controlled, including a brief explanation of the capital structure and other information relevant to an understanding of the interconnections between Enbridge affiliates (e.g. Enbridge Energy Company, Inc. ("EECI") controls Enbridge Energy Management, LLC ("EEM") through 100% ownership of EEM's LLC interests entitled to vote, in addition to holding 17.2% of EEM's publicly traded LLC interests).

Compensation Discussion and Analysis, page 105

2. We note that your CD&A omits substantially all of the disclosure required by Item 402(b) of Regulation S-K. Please either revise this section to include all the required information or provide us with the analysis you used to determine that you are not required to comply in full with this Item.

3. We note your statement that you "have agreed to reimburse" EECI and ENB for the costs of providing, among other things, executive management and director services. We further note the paragraph on page 124 providing a general explanation regarding your related party transactions relating to such services. Explain in greater detail how the reimbursement process works and include the total amounts that were reimbursed under each relevant agreement. In this regard, we note § 3.1 of the Operational Services Agreement, which provides for pro-rata reimbursement by EEM to ENB of estimated annual costs. In contrast, § 2.1 of the General and Administrative Services Agreement provides that EEM will reimburse ENB for actual costs incurred. Both of these agreements, however, appear to provide for, among other things, executive management services for the Partnership.

4. Explain how EEM's board discharges its responsibility to evaluate and to determine the reasonableness of the various elements of compensation paid to your NEOs. Disclose whether EEM's board determined that the 2008 compensation expenses reimbursed were reasonable, and the process by which the board arrived at that determination. Further, explain whether EEM's board has ever objected to the reasonableness of compensation costs reimbursed.

5. You state that all ENB employees domiciled in the U.S. are directly employed by Enbridge Employee Services, Inc. However, Mr. Letwin relocated to the U.S. in 2006, and his employment contract appears to be with ENB. Please clarify or revise.

Summary Compensation Table

6. Please explain whether the amounts listed as allocable to the Partnership are equal to the amounts the Partnership actually paid to reimburse EEM and ENB during 2008. In addition, explain how these figures reconcile to the Budgeted Allocation Rate.

Index of Exhibits, page 129

7. Please ensure that you have filed all management contracts and compensatory plans, contracts, or arrangements in which any of your named executive officers ("NEO") participates. In this regard, we note that you have not filed any of Enbridge Inc.'s compensation plans, although a number of your NEOs participate in those plans.

8. Please confirm that Messrs. McGill, Maki, and Monaco do not have employment contracts with EEP or any other Enbridge affiliate. If such agreements exist, file them or explain why they do not need to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, John Madison at (202) 551-3296 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director